UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

HealthTronics, Inc.

(Name of issuer)

COMMON STOCK, no par value

(Title of class of securities)

42222L107

(CUSIP number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 State Street, 13th Floor

Boston MA 02109

(617) 778-9200

(Name, address and telephone number of person authorized to receive notices and communications)

April 13, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 6

CUSIP No. 42222L107
1.	Name of reporting person Prides Capital Partners, L.L.C. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-0654530
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds* See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2 (d) or 2 (e) ☐
6.	Citizenship or place of organization Delaware
	7.	Sole voting power -0-
	8.	Shared voting power 3,182,919**
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 3,182,919**
11.	Aggregate amount beneficially owned by each reporting person 3,182,919**
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.98%**
14.	Type of reporting person OO ( Limited Liability Company)

** See Item 5

SCHEDULE 13D	Page 3 of 6

CUSIP No. 42222L107
1.	Name of reporting person Kevin A. Richardson, II
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds* See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2 (d) or 2 (e) ☐
6.	Citizenship or place of organization USA
	7.	Sole voting power -0-
	8.	Shared voting power 3,182,919**
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 3,182,919**
11.	Aggregate amount beneficially owned by each reporting person 3,182,919**
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.98%**
14.	Type of reporting person IN

** See Item 5

CUSIP NO. 42222L107	SCHEDULE 13D	Page 4 of 6

Item 1.	Security and Issuer

This Amendment No. 7 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2004 by Prides Capital Partners, L.L.C. a Delaware limited liability company (“Prides”), Kevin A. Richardson, II (together with Prides, the “Reporting Persons” and each a “Reporting Person”), Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu as amended by Amendment No. 1 filed on August 6, 2004, Amendment No. 2 filed on November 18, 2004, Amendment No. 3 filed on August 3, 2005, Amendment No. 4 filed on September 29, 2005, Amendment No. 5 filed on November 9, 2005, and Amendment No. 6 filed on October 10, 2008 (as so amended, the “Schedule 13D”). Messrs. Lawlor, Indick, McCarthy and Puscasiu are no longer Reporting Persons for purposes of the Schedule 13D.

This amendment to the Schedule 13D relates to the shares of Common Stock, no par value (the “Common Stock”) of HealthTronics, Inc., a Georgia corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 1301 Capital of Texas Highway, Suite B-200; Austin, TX 78746.

The following amendments to the Schedule 13D are hereby made. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 7 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)—(b) Based on the Annual Report on Form 10-K filed by the Issuer on March 8, 2010, there were 45,587,235 shares of Common Stock issued and outstanding on February 28, 2010. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 3,182,919 shares of Common Stock, representing 6.98% of the shares outstanding, held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

Prides and Mr. Richardson may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act. Prides expressly disclaims (i) that they are a member of any group for purposes of Section 13(d) or 13(g) of the Act, and (ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

As a partner and controlling person of Prides, Mr. Richardson may be deemed to beneficially own any shares of Common Stock, warrants or stock options that Prides may beneficially own, or be deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that

CUSIP NO. 42222L107	SCHEDULE 13D	Page 5 of 6

Mr. Richardson is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of any pecuniary interest therein. Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu no longer exercise control over the shares subject to this Schedule 13D.

(c) Over the last 60 days, the Reporting Persons have made the following sales:

Trade Date	Shares	Price/Share
4/13/2010	32,000	3.7405
4/14/2010	157,000	3.7073
4/15/2010	2,100	3.70

Item 7.	Material to be Filed as Exhibits

Exhibit A Joint Filing Undertaking.

CUSIP NO. 42222L107	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2010

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
Murray A. Indick
Managing Member

Kevin A. Richardson, II

By:	/s/ Murray A. Indick
Murray A. Indick
Attorney-in-Fact

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: April 19, 2010

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
Murray A. Indick
Managing Member

Kevin A. Richardson, II

By:	/s/ Murray A. Indick
Murray A. Indick
Attorney-in-Fact